ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MASSACHUSETTS 02199-3600

Nathan D. Somogie
T 617-951-7326
F 617-235-0073
Nathan.Somogie@ropesgray.com

December 30, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Private Equity Fund, LLC (the “Fund”)
(File Nos. 333-199318 and 811-22973)

Dear Ms. Vroman-Lee:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by letter on November 14, 2014 in connection with the above-referenced registration statement on Form N-2 (the “Registration Statement”) filed on October 15, 2014 pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

COVER PAGE

1. Comment: Footnote (2) to the pricing table states that the combined organizational and initial public offering costs of the Fund will equal approximately $810,591. The remainder of the footnote concerns the Expense Cap and the Voluntary Fee Waiver. First, please make clear that the Fund will pay the organizational and offering costs, and state how the Fund will account for these costs. Second, make clear whether the organizational and offering costs are subject to the Expense Cap and Voluntary Fee Waiver. If the organizational and offering costs would be excluded from the Expense Cap and Voluntary Fee Waiver, please delete disclosure about those waivers from the footnote.

Response: The Fund confirms that it will pay the organizational and offering costs and that such organizational and offering costs will be subject to the Expense Cap. In response to this comment, the Fund will revise the first two sentences of footnote (2) as follows:

“The Fund estimates that the combined organizational and initial public offering costs of the Fund will equal approximately $~~810,591~~ 816,600. The Fund anticipates paying for these costs and will capitalize and amortize these costs over the 12-month period beginning on the Initial Closing Date (defined herein). Notwithstanding the foregoing, the Adviser has entered into an “Expense Limitation and Reimbursement Agreement” with the Fund and the Master Fund for a term ending on the one-year anniversary of the Initial Closing Date ~~(defined herein)~~ (the “Limitation Period”) to waive the monthly fee paid to the Adviser (the “Management Fee”) payable by the Master Fund and pay or reimburse the Fund’s expenses during the Limitation Period such that the Fund’s total annual operating expenses (including the organizational fees and expenses but exclusive of certain “Excluded Expenses” listed ~~below~~ on page 78, do not exceed 2.00% per annum of the Fund’s net assets as of the end of each calendar month (the “Expense Cap”).”

The Fund will also make conforming changes to the disclosure in the “Fees and Expenses” section of the Registration Statement.

SUMMARY OF TERMS

2. Comment: The Fund has “private equity” in its name; therefore please state a policy of investing at least 80% of the Fund’s assets in “private equity” investments. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the “Investment Company Act”). (page 1)

Response: In response to this comment, the Registrant will replace the second paragraph under the subsection “Investment Objective and Strategies” with the following:

“Under normal circumstances (and following an initial investment period that may last up to 18 months), at least 80% of the Master Fund’s net assets (plus any borrowings made for investment purposes) will be allocated to any of (i) private equity investments of any type, including primary and secondary investments in private equity, infrastructure and other private asset funds (“Investment Funds”), and co-investment opportunities directly or indirectly in operating companies presented by one or more Investment Funds (“Co-Investment Opportunities”), and (ii) securities of U.S. and non-U.S. entities (including exchange-traded funds and offshore funds), including those in emerging markets, listed on a national securities exchange, or foreign equivalent, that have a majority of their assets directly or indirectly invested in or exposed to private companies or have as their stated intention to have a majority of their assets invested in or exposed to private companies (“Listed Private Equity Companies”).”

3. Comment: Disclosure in this section states the “Adviser anticipates investing the private equity portion of its portfolio primarily in co-investments and/or secondaries of Investment Funds.” Please explain whether the Fund will engage in co-investments with affiliates, including the Adviser. If so, please explain how these investments are permitted by Section 17(d) and Rule 17(d)(1) of the Investment Company Act. (page 2)

Response: The Master Fund may invest alongside other clients of the Adviser, including clients that are deemed to be affiliates of the Adviser under the Investment Company Act. The Master Fund is in the process of preparing an application for exemptive relief from the

Commission to permit any such investments that would be prohibited by Section 17(d) of the Investment Company Act and not otherwise covered by the principles articulated in Massachusetts Mutual Life Insurance Co., SEC No-Action Letter (Pub. Avail. June 7, 2000).

4. Comment: Please describe in plain English the terms “primaries,” “secondaries,” “vintage years” and “commitment strategy” in the principal investment strategies section. (page 6-7)

Response: In response to this comment, the disclosure beginning with the fourth paragraph under the heading “Investment Strategies” will be revised as follows:

“Commitment Strategy. Private equity investments are complicated by the fact that commitments to Investment Funds are generally not immediately invested. Instead, amounts of capital committed to investment in the Investment Funds are drawn down and invested over time, as underlying investments are identified by the relevant Investment Fund manager—a process that may take a period of several years. As a result, without an appropriate commitment strategy, a significant investment position could be difficult to achieve. “Commitment strategy” refers to the Adviser’s strategy for managing this process of committing capital to underlying investments. The Adviser intends to manage the Master Fund’s commitment strategy with a view towards balancing liquidity while maintaining a high level of investment. ~~Commitments to private equity funds generally are not immediately invested. Instead, committed amounts are drawn down by private equity funds and invested over time, as underlying investments are identified—a process that may take a period of several years. As a result, without an appropriate commitment strategy, a significant investment position could be difficult to achieve.~~ The Adviser will seek to address this challenge using a commitment strategy designed to provide an appropriate investment level. As disclosed above, the Adviser anticipates that the Master Fund initially will be comprised mainly of co-investments and/or secondaries and will evolve over time to include primary investments. Furthermore, the Master Fund may commit to invest in private equity investments—both primaries and secondaries—in an aggregate amount that exceeds the Master Fund’s then-current assets (i.e., to “over-commit”) to provide an appropriate investment level.

The commitment strategy will aim to sustain a high level of investment where possible by making commitments based on anticipated future distributions from investments. The commitment strategy will also take other anticipated cash flows into account, such as those relating to new subscriptions, the tender of Units by Investors and any distributions made to Investors. To forecast portfolio cash flows, the Adviser will utilize a model that incorporates historical data, actual portfolio observations, insights from the Investment Fund Managers and forecasts by the Adviser. The commitment strategy—and, specifically, the “over-commitment” strategy—carries a degree of risk. See “Types of Investments and Related Risk Factors—Commitment Strategy.”

Primary Investments. Primary investments, or “primaries,” refer to investments in newly established private equity funds that have not yet begun operation. Primary investments are made during an initial fundraising period in the form of capital commitments, which are then called down by the Investment Fund and utilized to finance its investments in portfolio companies during a predefined period. Primary investments in Investment Funds typically range in duration from ten to thirteen years, while underlying investments in portfolio companies generally have a three to seven year range of duration, if not longer. Most private equity sponsors raise new funds only every two to four years, and many top-performing funds may be closed to new investors. Because of the limited windows of opportunity for making primary investments in particular funds, strong relationships with leading fund sponsors are highly important for primary investors.

Primary investments typically exhibit a value development pattern, commonly known as the “J-curve,” in which the net asset value typically declines moderately during the early years of the private equity fund’s life as investment-related fees and expenses are incurred before investment gains have been realized. As the private equity fund matures and as portfolio companies are sold, the pattern typically reverses, with increasing net asset value and distributions. There can be no assurance, however, that any or all primary investments made by the Master Fund will exhibit this pattern of investment returns.

Secondary Investments. Secondary investments, or “secondaries,” refer to investments in existing private equity funds through the acquisition of an existing interest in a private equity fund from a third-party investor in a privately negotiated transaction. The buyer of the existing investment agrees to take on future funding obligations in exchange for future returns and distributions. A secondary investment will often take place at a discount to an Investment Fund’s net asset value. Because secondaries typically already have invested in portfolio companies, they are viewed as more mature investments than primaries and further along in their development pattern. As a result, their investment returns may not exhibit a pronounced J-curve pattern expected to be achieved by primaries in their early stages. In addition, secondaries can typically provide earlier distributions than primaries. There can be no assurance, however, that any or all secondary investments made by the Master Fund will exhibit this pattern of investment development.

Vintage Year. “Vintage year” refers to the year in which an Investment Fund begins investing in portfolio companies. An Investment Fund’s vintage year may be used to compare its performance to that of other private equity funds of the same vintage year.”

5. Comment: The registration statement indicates that the Fund will make return of capital distributions (page 81). Please disclose those distributions under the subsection “Distribution Policy.” Also, include the relevant tax disclosure and confirm that the Fund will not use the term “dividends” when the Fund makes distributions that include return of capital. (page 7)

Response: The Fund respectfully submits that this statement is intended to disclose the possibility that a distribution by the Fund of investment income and gain, as described in the section “Distribution Policy; Dividends,” potentially may be treated as a return of capital for U.S. federal income tax purposes, for reasons discussed in more detail in the “Taxes – Taxation of Investors – Distributions by the Fund” section of the SAI. In response to this comment, the second paragraph under the heading “Distribution Policy; Dividends” on page 81 will be revised as follows:

“The Fund reserves the right to distribute to Investors substantially all of any net capital gain realized on investments on an annual basis. ~~In addition, depending upon the performance of the Master Fund’s investments, the related growth of the Fund’s net assets, and the availability of attractive investment opportunities, the~~ A distribution by the Fund potentially may ~~from time to time make a distribution that is~~ be treated as ~~constitutes~~ a return of capital for federal income tax purposes. See ‘Taxes – Taxation of Investors – Distributions by the Fund’ in the SAI.”

In addition, the following disclosure will be added after the end of the paragraph under the heading “Distribution Policy” in the “Summary of Terms” section:

“A distribution by the Fund potentially may be treated as a return of capital for federal income tax purposes. See “Taxes – Taxation of Investors – Distributions by the Fund” in the SAI.”

6. Comment: Disclosure in this section states that “Investment Minimums for Investment Funds typically range between $5 million and $20 million.” Therefore, if the Fund needs to raise at least $5 million to make a single investment, please explain to us why the Fund does not have a minimum amount of offering proceeds before commencing operations. (page 11)

Response: The Fund respectfully submits that investment minimums are not necessarily applicable for secondaries or co-investments. Accordingly, in response to this comment, the last sentence of the first paragraph under the heading “Potential Benefits of Investing in the Fund” will be revised as follows:

“Investment minimums for primary investments in Investment Funds typically range between $5 million and $20 million.”

7. Comment: Disclosure in this section states that in order to qualify as a RIC, “the Master Fund may structure its investments in a way involving tax inefficiencies.” Please disclose, in plain English, these tax inefficiencies. (page 11)

Response: In response to this comment, the last sentence of the third paragraph under the heading “Potential Benefits of Investing in the Fund” will be revised as follows:

“In order to so qualify, the Master Fund may structure its investments in a way involving tax inefficiencies, including the acceleration of income, the conversion of character or an additional layer of tax on income.”

8. Comment: Under the heading, “The Offering,” there appears to be a presumption that the SEC will approve the Fund’s exemptive application. Please revise this disclosure to state that there is no assurance that the exemptive relief will be granted. (page 11)

Response: In response to this comment, the sixth sentence of the first paragraph under the heading “The Offering” will be revised as follows:

“Advisory Class Units and, ~~subject to~~ if the SEC ~~approval of~~ approves the Fund’s exemptive application (there being no guarantee that the SEC will approve the Fund’s exemptive application), other classes of Units, may be purchased as of the first business day of each month based upon the Fund’s net asset value as of the close of business on the business day immediately preceding such date.”

9. Comment: Please distinguish and specify how much the Master Fund and the Fund will pay for the offering expenses. Currently, the disclosure states the total organizational and public offering expenses are approximately $1.3 million, but it does not delineate how the amount is allocated between the Master Fund and the Fund. Further, on page 85, the disclosure states that the “Fund is expected to incur organizational and offering expenses of approximately $810,591 in connection with the initial public offering . . . .” Please reconcile these two numbers and please disclose how much each the Fund and Master Fund will pay in expenses. (page 14 and 78)

Response: In response to this comment, the above-referenced disclosure will be revised as follows:

“The Fund and the Master Fund are expected to incur aggregate organizational and public offering expenses of approximately $~~1,338,116~~ 1,196,297 in connection with this offering, with the Fund incurring $816,600 in offering expenses and the Master Fund incurring $379,696 in offering expenses.”

10. Comment: Under the heading “Eligible Investors”, the disclosure states that prospective investors must be accredited investors, but that the Adviser or Administrator may from time to time impose less stringent eligibility requirements. Please explain to us the circumstances under which the Adviser or Administrator may deem it appropriate to impose less stringent eligibility requirements. We may have additional comments after reviewing your response.

Response: The Fund respectfully submits that it would like to preserve the ability to have less stringent eligibility requirements to the extent consistent with applicable law or Commission or Staff guidance. In response to this comment, the second sentence of the second paragraph under the heading “Eligible Investors” will be revised as follows:

“The Adviser or the Administrator may from time to time impose stricter, or less stringent (to the extent consistent with applicable law or SEC or staff guidance), eligibility requirements.”

11. Comment: Under the heading, “Investment Program Risks,” the statement, “the Fund and Fund Investors, as indirect investors in such Investment Funds, may not avail themselves of 1940 Act protections” is misleading as the Fund is registered under the Investment Company Act, and therefore is subject to the protections of the Investment Company Act. Please clarify this statement to say that only the Investment Funds cannot avail themselves to the protections of the Investment Company Act. (page 24)

Response: The Fund respectfully submits that Investment Funds will not be registered as investment companies under the Investment Company Act and, therefore, will not benefit from the protections of the Investment Company Act. In response to this comment, the above-referenced disclosure will be revised as follows:

“Investment Funds will not be registered as investment companies under the 1940 Act, and, therefore, ~~the Fund and Fund Investors, as indirect investors in such Investment Funds, may not avail themselves of 1940 Act protections~~ the Fund’s investments in Investment Funds will not benefit from the protections of the 1940 Act.”

12. Comment: The disclosure states that the “Master Fund may maintain a sizeable cash position in anticipation of funding capital calls. Even though the Master Fund may maintain a sizeable position in cash and short-term securities, it may not contribute the full amount of its commitment to an Investment Fund at the time of its admission to the Investment Fund.” Please explain why this obligation does not create a senior security and how the Master Fund is complying with section 18 of the Investment Company Act if it is not contributing the full amount of its commitment to an Investment Fund. (page 25)

Response: The Fund respectfully submits that the Master Fund will segregate liquid assets on the books of the Master Fund in an amount at least equal to its commitments or, to the extent that such commitments exceed the value of such liquid assets, will maintain asset coverage of at least 300% in accordance with Section 18 of the Investment Company Act.

SUMMARY OF FUND EXPENSES

13. Comment: Because the Fund is authorized to borrow money in connection with its investment activities, please include interest expense in the fee table as required by General Instruction 8 to Item 3 of Form N-2. (page 29)

Response: The Fund notes that although it is authorized to borrow money in connection with its investment activities, it currently does not expect to borrow money for investment purposes in its first year of operations and no credit facility is currently in place. The Fund may obtain a line of credit after its first year of operations, which (among other purposes) may be used to meet redemption requests. However, the Fund respectfully submits that it does not expect to incur interest expense in its first year of operations. Accordingly, no changes have been made to the disclosure.

USE OF PROCEEDS

14. Comment: The disclosure in this section states that the investment period may last up to 12 or 18 months. Please revise the investment period to comply with Guide 1 to Form N-2, which states that the registrant should disclose how long it will take to invest all or substantially all the proceeds from an offering in accordance with its investment objective, and if the investment period exceeds three months, the reasons for the expected delay should be stated. (page 32)

Response: In response to this comment, the last sentence of the second paragraph under the heading “Use of Proceeds” will be revised as follows:

“Notwithstanding the foregoing, ~~during the initial period of investment operations (which will be determined by the Adviser and may last up to 12 or 18 months),~~ the Adviser anticipates that it will take up to 18 months to invest all or substantially all of the proceeds of the offering in accordance with the Master Fund’s investment objective. The Adviser anticipates this to be the case because of the limited opportunities that exist to invest in primaries, secondaries and co-investment opportunities. In addition to the foregoing, during such period, the Adviser anticipates investing the private equity portion of the Master Fund’s portfolio primarily in co-investments and/or secondaries of Investment Funds.”

INVESTMENT PROGRAM

15. Comment: Under the heading “Portfolio Construction,” the disclosure indicates that the “Master Fund is expected to hold liquid assets to the extent required for purposes of liquidity management.” Please explain what “to the extent required” is in reference to and whether these are self-imposed limits by the Adviser. (page 44)

Response: The Fund respectfully submits that the Master Fund will hold liquid assets for the purpose of repurchasing units of beneficial interest in accordance with the provisions of the Registration Statement and the LLC Agreement. The Fund respectfully submits that such liquid assets will be held in amounts that the Adviser determines in its judgment to be required based on the anticipated liquidity needs of the Master Fund. In response to this comment, the first sentence of the third paragraph under the heading “Portfolio Construction” will be revised as follows:

“The Master Fund ~~is expected to hold~~ expects that a portion of its holdings will consist of liquid assets ~~to the extent required~~ for purposes of liquidity management.”

16. Comment: Under the heading, “Exchange-Traded Funds,” please disclose the Fund’s limitations on investing in ETFs. (page 49)

Response: In response to this comment, the following disclosure will be added after the third paragraph under the heading “Exchange-Traded Funds”:

“The provisions of the 1940 Act may impose certain limitations on the Master Fund’s investments in other investment companies, including ETFs. In particular, the 1940 Act, subject to certain exceptions, generally limits a fund’s investments in ETFs to no more than (i) 3% of the total outstanding voting stock of any one ETF, (ii) 5% of the fund’s total assets with respect to any one ETF, and (iii) 10% of the fund’s total assets with respect to ETFs or other investment companies in the aggregate. Notwithstanding the foregoing, the Master Fund may be able to rely on an exemption from some or all of these limitations in accordance with generally available limited exemptions under the 1940 Act or if (i) the ETF in which the Master Fund would like to invest has received an order for exemptive relief from such limitations from the SEC that is applicable to the Master Fund; and (ii) the ETF and the Master Fund take appropriate steps to comply with any terms and conditions in such order. The Master Fund may seek to invest in ETFs that have received an exemptive order from the SEC permitting investment by other funds in the ETFs in excess of the limitations described above, provided that the Master Fund enters into and complies with the terms and conditions of an agreement with each ETF, and the Master Fund complies with the ETF’s exemptive order.”

TYPES OF INVESTMENTS AND RELATED RISK FACTORS

17. Comment: The disclosure in this section states that “neither the Adviser nor the Fund or Master Fund will control the Co-Investment Vehicles.” Please include similar or related disclosure in the principal investment strategies section of the registration statement. (page 54)

Response: In response to this comment, the second sentence of the first paragraph under the heading “Co-Investment Vehicles” will be revised as follows:

“It is anticipated that Co-Investment Vehicles will be formed and managed by third-party fund managers and that neither the Adviser nor the Fund or Master Fund will be able to exercise day-to-day control over the Co-Investment Vehicles. ”

In response to this comment, similar disclosure will also be added after the first paragraph under the heading “Direct Investments/Co-Investments” in the “Private Equity Investment Types” subsection of the “Investment Program” section.

INDEMNIFICATION OF INVESTMENT FUNDS, INVESTMENT FUND MANAGERS AND OTHERS

18. Comment: The disclosure states that the Master Fund may agree to indemnify certain of the Investment Funds and their respective managers, officers, directors, and affiliates . . . undertaken in connection with the management of the Investment Funds. Please revise disclosure to include a provision that the Master Fund will not indemnify the Investment Funds for any disabling conduct set forth in section 17(i) of the Investment Company Act. (page 54)

Response: The Fund confirms that it will not indemnify the Investment Funds or their managers, officers, directors or affiliates to the extent prohibited by the Investment Company Act. The Fund respectfully submits that the Investment Funds and their managers, officers, directors and affiliates are not covered by Section 17(i) of the Investment Company Act.

MANAGEMENT OF THE FUND

19. Comment: On page 70, please disclose, pursuant to Form N-2, Item 18, Instruction 2:

a.	The interested and non-interested directors of the Fund, and

b.	The officers of the Fund.

Response: The Fund notes that Item 18 of Form N-2 instructs the Fund to disclose information regarding the interested and non-interested directors and officers of the Fund in the Statement of Additional Information. The Fund notes that information regarding the interested and non-interested directors of the Fund, as well as information regarding the officers of the Fund, is contained in the “Management of the Fund” section of the Statement of Additional Information included in the Registration Statement. Accordingly, the Fund respectfully submits that the existing disclosure meets the requirements of Item 18 of Form N-2.

20. Comment: Please disclose the experience of the Adviser as required under Item 9(1)(b) of Form N-2. (page 70)

Response: In response to this comment, the following disclosure will be added after the second sentence of the first paragraph under the heading “The Adviser”:

“As of June 30, 2014, the Adviser has approximately $27.0 billion in assets under management and is an adviser to pooled investment vehicles, pension and profit sharing plans, charitable organizations and other entities.”

In addition, the following disclosure will be added after the end of the first paragraph under the heading “The Adviser”:

“AMG (NYSE: AMG) is a global asset management company with equity investments in leading boutique investment management firms.”

REPURCHASE OF UNITS AND TRANSFERS

21. Comment: Please include on the front cover page the details disclosed about the lack of liquidity of the Fund. For example, the following types of disclosure should be disclosed on the front cover, “there will be a minimum of 2 years before the Fund repurchases any shares and that the Fund will repurchase no more than 5% of net assets per quarter.” (page 84)

Response: In response to this comment, the following disclosure will be added to the front cover page:

“There will be a minimum of two years before the Fund intends to repurchase any Units and it is anticipated that the Fund will repurchase no more than 5% of its net assets per quarter thereafter.”

22. Comment: On page 85, the disclosure provides that under certain circumstances in which the Fund has not made an offer to repurchase at least 5% of Fund shares, the Fund will offer investors the opportunity to elect to contribute their Units to a special purpose vehicle (“SPV”) that will seek to liquidate at least 90% of its assets within three full fiscal years of such contribution. Please explain this transaction to us in greater detail. Please include in your explanation responses to the following:

a.	Would the SPV be registered as an investment company under the Investment Company Act?

b.	Would the exchange of shares of the SPV for Units of the Fund require registration of the shares under the Securities Act of 1933?

c.	Would the exchange of shares be accomplished by tender offer?

d.	Would the SPV be another feeder into the Master Fund, or would the SPV manage portfolio securities transferred to it from the Master? If portfolio securities would be transferred from the Master Fund to the SPV, would exemptive relief from Section 17(a) be required?

e.	If the transaction requires either the Fund or Master Fund to make an in-kind repurchase of Units, please explain how such a repurchase would be consistent with Section 23(c) of the Investment Company Act.

f.	Please explain to us the potential tax consequences of the transaction.

Response: The Fund’s LLC Agreement provides that if, at any time after the first two full years of the Fund’s operations, an Investor submits to the Fund a written request to commence a repurchase offer and the Fund does not, within two years from the date of such written request, commence a repurchase offer for at least 5% of the net assets of the Fund, the Fund promptly will thereafter offer to all then Investors the opportunity to contribute their Units to an SPV to be registered under the Investment Company Act or exempt from such registration and having the investment objective to liquidate at least 90% of its assets within three full fiscal years of such contribution. The LLC Agreement provides that any such offer to contribute will be made pursuant to an offering registered under the Securities Act, or pursuant to an offering exempt from such registration.

The Fund notes that, as currently contemplated, the SPV would not be registered as an investment company under the Investment Company Act, and the transactions described above would be effected in reliance on Section 7(a) of such Act, such transactions being merely incidental to the SPV’s dissolution. The Fund further notes that the exchange of shares of the SPV for Units of the Fund would not involve any public offering and, accordingly, would be exempt from registration under the Securities Act pursuant to
Section 4(a)(2) of such Act. The Fund confirms that any such exchange of shares would be accomplished by tender offer, if required by applicable law and if the Fund has not otherwise obtained an exemptive order or received no-action relief from such requirements.

The Fund notes that it wants to reserve the flexibility either to have the SPV be a separate feeder into the Master Fund or to have the SPV manage portfolio securities transferred to it from the Master Fund. If portfolio securities are transferred to the SPV from the Master Fund, the SPV would receive an in-kind distribution of portfolio securities in reliance on the Staff’s guidance in Signature Financial Group, SEC No-Action Letter (Pub. Avail. Dec 28, 1999). The Fund respectfully submits that if the transaction requires the Fund to make an in-kind repurchase of Units, such a repurchase would be made pursuant to Section 23(c)(2) of the Investment Company Act, if the Fund has not otherwise obtained an order granting an exemption from Section 23(c) of such Act.

The tax consequences of the transaction would depend on the specific manner in which the transaction is structured, but, very generally, the liquidating transaction—i.e., the transaction by which the electing Investors in the Fund would receive Units in the SPV and, subsequently, the proceeds of the liquidation of the assets of the SPV—would be expected to be a taxable transaction for the participating Investors. The timing and character of the income or loss recognized by a participating Investor would depend on a number of factors, which would need to be assessed at the time when an SPV was to be formed.

23. Comment: The disclosure states that, “In addition, the Fund may repurchase Units of Investors if, among other reasons, the Fund determines that such repurchase would be in the interests of the Fund.” Please explain how this is this consistent with Section 23(c) of the 1940 Act, which prohibits repurchases, except in limited circumstances, such as by tender offer. (page 85)

Response: The Fund respectfully submits that such a repurchase would be consistent with Section 23(c) of the Investment Company Act because it would be made concurrently with tenders from other Fund Investors.

24. Comment: Please explain to us why any promissory notes provided to Investors in payment for tendered Units will not be transferable. (page 86)

Response: The Fund respectfully submits that it does not want the promissory notes provided to Investors in payment for tendered Units to be transferrable for the same reasons it does not want the Fund’s Units to be transferable (other than back to the Fund) by an Investor.

25. Comment: Please explain how the account minimum of $25,000 is consistent with applicable tender offer rules, specifically Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934, which requires the tender offer be “open to all security holders of the class of securities subject to the tender offer” (emphasis added). (page 86)

Response: In response to this comment, the above-referenced disclosure will be revised as follows:

“An Investor tendering for repurchase only a portion of its Units must maintain an investment balance of at least $25,000 after the repurchase is effected. If an Investor tenders an amount that would cause the Investor’s investment balance to fall below the required minimum, the Fund reserves the right to ~~reduce the amount to be repurchased from the Investor so that the required minimum balance is maintained. The Fund may also~~ repurchase all of the Investor’s Units in the Fund.”

26. Comment: The first bullet on page 87 states that “the Fund may repurchase all or any portion of the Units . . . if the Fund determines that the Units have been transferred or have vested in any person by operation of law (i.e., the result of the death, bankruptcy, insolvency, adjudicated incompetence, or dissolution of the Investor). Please explain to us why the provisions in the first bullet are appropriate under the Investment Company Act and specifically the J. and W. Seligman and Company No-Action Letter (pub. avail. July 14, 1989). (page 94)

Response: The Fund respectfully submits that the above-referenced disclosure is not inconsistent with J. & W. Seligman & Co., SEC No-Action Letter (Pub. Avail. July 14, 1989) (“J. & W. Seligman”) because the repurchase of the Units by the Fund would not be at the option of the Investor. In J & W Seligman, the Staff indicated that repurchase rights which are at the option of the security holder are not permissible under Rule 23c-2 under the Investment Company Act. Unlike the proposal described in J. & W. Seligman, however, the Fund (and not the Investor) would make the decision to repurchase the Units that had been transferred or vested in any person by operation of law. The Fund would exercise this option, for example, in order to prevent such Units from being held by individuals that are not accredited investors. The Fund would repurchase such interests in connection with tenders from the other Fund Investors.

27. Comment: The disclosure states that the “Master Fund may make repurchase offers to its investors at times when repurchase offers are not made to Investors in the Fund, including during the first full two years of the Fund’s operations.” Please explain how investors of the Fund can exercise their right to a tender offer during the first two years of the Fund’s operations. (page 87)

Response: The Fund notes that Investors in the Fund have rights and obligations that are separate from those of Investors in the Master Fund. The Fund respectfully submits that investors in the Fund would not be able to dispose of their investments for the first two years of the Fund’s operations, and that such risk is disclosed in the Registration Statement. Accordingly, no changes have been made to the disclosure.

28. Comment: The disclosure states that “An affiliated entity of the Sponsor has made an initial seed capital contribution to the Master Fund and may redeem such investment through repurchase offers made by the Master Fund. Such contribution will not be subject to any lock-up and may be redeemed through repurchase offers by the Master Fund.” Please explain the meaning of this disclosure in plain English and also confirm to us that this affiliated entity will not be subject to different terms than other investors. (page 87)

Response: The Fund notes that investors in the Master Fund, including the Fund and the affiliated entity that has made an initial seed capital contribution to the Master Fund, are not subject to the limitations on liquidity (including any lock-up) that will apply to Investors in the Fund. The Fund confirms that the affiliated entity will be subject to the same terms as other investors in the Master Fund. The Fund respectfully submits that Investors in the Fund have rights and obligations that are separate from those of investors in the Master Fund. Nevertheless, in response to this comment, the above-referenced disclosure will be revised to conform to the “plain English” requirement as follows:

“An affiliated entity of the Sponsor has made an initial seed capital contribution to the Master Fund and may redeem such investment through repurchase offers made by the Master Fund. Because the Master Fund may make repurchase offers to its investors at times when repurchase offers are not made to Investors in the Fund, the affiliated entity that has made an initial seed capital contribution to the Master Fund will not be subject to the same limitations on liquidity that will apply to Investors in the Fund, including that such contribution will not be subject to any lock-up and may be redeemed through repurchase offers by the Master Fund.”

ADDITIONAL INFORMATION

29. Comment: Under the Section, “Term, Dissolution and Liquidation,” please explain why it is appropriate for the Sponsor alone to elect dissolution of the Fund without shareholder or board approval. (page 106)

Response: In response to this comment, the above-referenced disclosure will be revised as follows:

“The Fund will be dissolved . . . at the election of the sponsor, subject to ratification by the Board;”

SCHEDULE 1

30. Comment: Please explain what was redacted and why. (page 33)

Response: The Fund respectfully submits that Schedule 1 to the LLC Agreement was redacted because it contained the names of the Fund’s original directors and officers, some of which have changed and may therefore cause confusion to Investors in the Fund. The Fund notes that information regarding the Fund’s current directors and offers is contained in the “Management of the Fund” section of the Statement of Additional Information included in the Registration Statement.

SIGNATURE PAGE

31. Comment: Please ensure that the Master Fund and its officers and directors sign the Fund’s registration statement. See “Hub-and-Spoke” Funds: A Report Prepared By the Division of Investment Management (report delivered to The Honorable John D. Dingell on April 15, 1992) (“As a co-issuer of the spoke fund’s securities, the hub fund signs the spoke fund’s registration statement . . . as do the hub’s officers and directors.”); Investment Company Act Release No. 19955, at n. 74 (Dec. 15, 1993) (Rule 18f-3 proposing release).

Response: The Fund acknowledges the Staff’s comment and will revise the signature page to clarify that the officers and directors of the Fund and Master Fund have also signed the Fund’s registration statement in their capacity as officers and directors of the Master Fund.

GENERAL COMMENTS

32. Comment: Please advise us whether FINRA has approved the underwriting terms of the Fund’s offering.

Response: The Fund has not yet obtained FINRA approval of the underwriting terms of the Fund’s offering, but will do so prior to the effective date of the Registration Statement.

33. Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Fund accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Fund acknowledges that the Staff may have additional comments after amendments to the Registration Statement are made.

34. Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund respectfully submits that it does not intend to omit information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act.

35. Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: Although the application has not been submitted in connection with the Registration Statement, the Fund has submitted an application for an order granting an exemption from Sections 18(c), 18(i) and 17(d) of the Investment Company Act, and Rule 17d-1 thereunder, to permit the Fund to offer multiple classes of units of beneficial interest. In addition, the Master Fund is in the process of preparing an application for exemptive relief from the Commission to permit investments alongside other clients of the Adviser, including clients that are deemed to be affiliates of the Adviser under the Investment Company Act, that would be prohibited by Section 17(d) of such Act and not otherwise covered by the principles articulated in Massachusetts Mutual Life Insurance Co., SEC No-Action Letter (Pub. Avail. June 7, 2000).

36. Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. In addition, please make conforming changes in an amendment to the registration statement for the Master Fund. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund confirms that it will file a pre-effective amendment to the Registration Statement pursuant to Rule 472 under the Securities Act reflecting the changes to the disclosure indicated herein. The Fund confirms that conforming changes will also be made to the Master Fund’s registration statement, as applicable.

37. Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund acknowledges that the Fund and the Fund’s management are responsible for the accuracy and adequacy of the disclosures made on behalf of the Fund. The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing response adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:	Lewis Collins, AMG Funds LLC
Gregory C. Davis
Colleen B. Meyer
Frederick O. Quenzer